Filed Pursuant to Rule 433

Registration No.: 333-180385

Sound Financial Bancorp, Inc. SFBC 2nd Step Conversion July 2012 Laurie Stewart – President & Chief Executive Officer Matthew Deines – Executive Vice President & Chief Financial Officer Matthew Moran – Executive Vice President & Chief Credit Officer

This presentation may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions. Sound Financial Bancorp, Inc. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Keefe, Bruyette & Woods, Inc. toll free at (877) 860-2091. This presentation contains “forward-looking statements.” You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. These forward-looking statements include, but are not limited to: statements of our goals, intentions and expectations; statements regarding our business plans, prospects, growth and operating strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits. These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Throughout this presentation, the appraisal peer companies include: AFCB, EBMT, FFNW, JXSB, LSBI, LABC, RIVR, TSBK, WAYN and WBKC. The data presented in this presentation relating to the peer companies is based on the calendar year, not SNFL’s fiscal year. Data for peers is sourced from SNL Financial LC. 2 Forward-Looking Statements

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: • changes in economic conditions, either nationally or in our market area; • fluctuations in interest rates; • the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of our allowance for loan losses; • the possibility of other-than-temporary impairments of securities held in our securities portfolio; • our ability to access cost-effective funding; • fluctuations in the demand for loans, the number of unsold homes, land and other properties, and fluctuations in real estate values and both residential and commercial and multifamily real estate market conditions in our market area; • secondary market conditions for loans and our ability to sell loans in the secondary market; • our ability to attract and retain deposits; • our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we may acquire into our operations and our ability to realize related revenue synergies and expected cost savings and other benefits within the anticipated time frames or at all; • legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; • monetary and fiscal policies of the Federal Reserve and the U.S. Government and other governmental initiatives affecting the financial services industry; • results of examinations of Sound Financial Bancorp and Sound Community Bank by their regulators, including the possibility that the regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets, change Sound Community Bank’s regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; • increases in premiums for deposit insurance; • our ability to control operating costs and expenses; • the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; • difficulties in reducing risks associated with the loans on our balance sheet; • staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; • computer systems on which we depend could fail or experience a security breach; • our ability to retain key members of our senior management team; • costs and effects of litigation, including settlements and judgments; • our ability to implement our business strategies; • increased competitive pressures among financial services companies; • changes in consumer spending, borrowing and savings habits; • the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; • our ability to pay dividends on our common stock; • adverse changes in the securities markets; • the inability of key third-party providers to perform their obligations to us; • changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; and • other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described from time to time in our filings with the SEC. This list of important factors is not all inclusive. For a discussion of these and other risks that may cause actual results to differ from expectations, please refer to the Company’s prospectus dated June 29, 2012 on file with the SEC. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this presentation. Except as required by applicable law or regulation, we do not undertake, and specifically disclaim any obligation, to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of Sound Financial Bancorp, Inc. or Sound Community Bank. 3 Forward-Looking Statements (continued)  statements with respect to our intentions regarding disclosure and other changes resulting from the JOBS Act;

4 Experienced Management Team Source: Prospectus, SNL Financial. Position: President & Chief Executive Officer Biography: Laura Lee Stewart joined Sound Financial in 1989. Prior to this, she was Senior Vice President/Retail Banking at Great Western Bank. Laurie was selected as an inaugural member of the FDIC Community Bank Advisory Board and completed her term in 2011. She also serves on the ABA Community Banker Council and is Vice Chair of the Washington Bankers Association. She has been a Director of Sound Financial since 1990 and also serves as a Director of Sound Community Bank. Laura Lee “Laurie” Stewart Matthew Moran Position: Executive Vice President & Chief Credit Officer Biography: Matthew Moran has been with Sound Community Bank since 2007 and is currently responsible for lending activities. Mr. Moran serves as Executive Vice President and Chief Credit Officer. Prior to working at Sound Community Bank, Matt worked as a Senior Examiner with the OTS and was Vice President of Commercial Credit at Inland NW Bank. He has more than 20 years of banking experience. Matthew Deines Position: Executive Vice President & Chief Financial Officer Biography: Matthew Deines has served as CFO of Sound Community Bank since 2002. Mr. Deines has also served as CFO and Executive Vice President of Sound Financial, Inc. since its incorporation in 2008. He was promoted to Executive Vice President of the Bank in January 2005. Matt was the Principal Accounting Officer for Sound’s MHC IPO in 2008, a great milestone for the company. Prior to joining SNFL, he was an Audit Supervisor at McGladrey and Pullen, LLP. Matt has received his CPA certificate.

(1) Sound Financial’s common stock is currently traded on the OTC Bulletin Board under the trading symbol “SNFL.” We expect Sound Financial Bancorp’s shares of common stock will trade on the Nasdaq Capital Market under the trading symbol “SFBC.” 5 Transaction Overview Offering Information: Sound Financial Bancorp, Inc. (NASDAQ: SFBC) Transaction Structure: Second-Step Conversion Price Per Share: $10.00 Purchase Limitation: 30,000 shares ($300,000) Shares Offered: 1,147,500 (Minimum) to 1,785,375 (Supermax) Gross Proceeds: $11.5 Million (Minimum) to $17.9 Million (Supermax) Pro Forma Shares Outstanding: 2,094,843 (Minimum) to 3,259,329 (Supermax) Exchange / Symbol: Nasdaq Capital Market / SFBC (1) Book-Running Manager: Keefe, Bruyette & Woods, Inc. Expected Pricing: TBD

6 Pro Forma Offering Range Minimum Midpoint Maximum Supermax of Range of Range of Range of Range Shares Sold in Offering 1,147,500 1,350,000 1,552,500 1,785,375 Exchange Ratio 0.70771 0.83260 0.95749 1.10111 Sale Price Per Share $10.00 $10.00 $10.00 $10.00 Gross Proceeds $11,475,000 $13,500,000 $15,525,000 $17,853,750 Pro Forma Stockholder's Tangible Equity Per Share $17.76 $15.79 $14.34 $13.07 Price / Book Value 55.07% 62.00% 68.31% 75.02% Price / Tangible Book Value 56.31% 63.33% 69.74% 76.51% Pro Forma Net Income Per Share $0.25 $0.21 $0.18 $0.15 Price / Pro Forma Earnings 10.00x 11.90x 13.89x 16.67x Tangible Equity / Tangible Assets 10.40% 10.83% 11.26% 11.74% At or For the Three Months Ended March 31, 2012

* 1% (29,480 shares) were issued to the foundation established in connection with the conversion and reorganization. 7 A History of Growth 1991 To reflect its expanded membership, AGEFCU became Credit Union of the Pacific . 2003 In May 2003, the credit union converted to a mutual savings bank known as Sound Community Bank. 1953 Originally founded as Associated Grocers Employee Federal Credit Union (AGEFCU). 2008 In January 2008, Sound Community Bank reorganized into the mutual two-tier holding company form of organization. Concurrently with this reorganization, Sound Financial, Inc., the mid-tier stock holding company, completes a minority stock offering selling 1,297,148 shares, or 44.0%* of its outstanding common stock raising $13.0 million in gross proceeds. 2012 On January 27, 2012, Sound Community MHC, Sound Financial, Inc. and Sound Community Bank adopts a plan of conversion and reorganization, including the offering of between 1,147,500 and 1,785,375 common shares in connection with a second-stage conversion of Sound MHC.

Primary market area is in the Puget Sound region in western Washington, including the Seattle-Tacoma-Bellevue metropolitan area, and Clallam County, Washington. Diverse population of management, professional and sales personnel, office employees, manufacturing and transportation workers, service industry workers and government employees, as well as retired and self-employed individuals. Largest employers headquartered in our market area include Boeing, Microsoft, Costco, Nordstrom, Amazon.com, Starbucks, University of Washington and Weyerhaeuser. 8 Our Franchise Footprint

Our principal objective is to remain an independent, community-oriented financial institution serving customers in our primary market area Our strategic plan targets individuals, small and medium size businesses, and professionals in our market area for loan and deposit growth In pursuit of these goals, and while managing the size of our loan portfolio, our focus is on including a significant amount of commercial business and commercial and multifamily real estate loans in our portfolio Our goal is to deliver returns to shareholders by increasing higher-yielding assets, increasing core deposit balances, reducing expenses, managing problem assets and exploring branch expansion opportunities We seek to achieve these results by focusing on the following objectives: Focusing on asset quality; Improving earnings by expanding product offerings; Emphasizing lower cost core deposits to manage the funding costs of our loan growth; Continued expense control; Maintaining our customer service focus; and Expanding our presence within our existing and contiguous market areas and by capturing business opportunities resulting from changes in the competitive environment. 9 Business and Operating Strategies and Goals

Our primary reasons for converting and raising additional capital through the offering include: to support organic growth by increasing our lending in the communities we serve; to improve our capital position during a period of significant economic uncertainty (although, as of March 31, 2012 Sound Community Bank was well-capitalized and not subject to any directive to raise capital); to finance the possible acquisition of branches or build or lease new branch facilities in, or adjacent to, our market areas; to enhance existing products and services, and support the development of new products and services, by investing, for example, in technology to support growth and enhanced customer service; the stock holding company structure is a more familiar form of organization; and to seek to improve the liquidity of our shares of common stock and shareholder returns through higher earnings and more flexible capital management strategies. 10 Offering Rationale

Sound Financial Bancorp, Inc. may use proceeds it retains from the offering: to fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering; to pay cash dividends to shareholders; to repurchase shares of our common stock for, among other things, the funding of our stock-based incentive plan; to invest in securities; and for other general corporate purposes. Sound Community Bank may use the net proceeds it receives from the offering: to support organic growth by increasing its lending in the communities we serve; to improve our capital position; to finance the possible acquisitions of branches or build or lease new branch facilities; to enhance existing products and services and support the development of new products and services; to invest in securities; and for other general corporate purposes. 11 Use of Proceeds

12 Profitability Trends – Recent Solid Performance EPS vs. NIM Efficiency Ratio vs. NIM Sound Financial has been profitable for the two fiscal years, largely influenced by NIM expansion over this time period. The efficiency ratio is at its lowest level since prior to 2009, which has been another factor contributing to profitability levels. PTPP ROAA: SNFL vs. Appraisal Peers Efficiency Ratio: SNFL vs. Appraisal Peers Source: Prospectus & SNL Financial. Note: Peer group shown in appendix. *3 months earnings annualized, not adjusted for non-recurring items Note: PTPP = Pre-tax, pre-provision return on average assets * 3.00 3.50 4.00 4.50 5.00 5.50 6.00 - 0.40 - 0.20 0.00 0.20 0.40 0.60 0.80 1.00 12/31/09 12/31/10 12/31/11 3/31/12 NIM (%) EPS ($) SNFL EPS ($) SNFL NIM (%) 0.00 0.50 1.00 1.50 2.00 2.50 3.00 12/31/09 12/31/10 12/31/11 3/31/12 PTPP ROAA (%) SNFL PTPP ROAA (%) Appraisal Peers Median PTPP ROAA (%) 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 12/31/09 12/31/10 12/31/11 3/31/12 Efficiency Ratio (%) SNFL Efficiency Ratio (%) Appraisal Peers Median Efficiency Ratio (%) 3.99 4.82 5.20 5.23 3.00 3.50 4.00 4.50 5.00 5.50 6.00 0.00 10.00 20.00 30.00 40.00 50.00 60.00 70.00 80.00 12/31/09 12/31/10 12/31/11 3/31/12 NIM (%) Efficiency Ratio (%) SNFL Efficiency Ratio (%) SNFL NIM (%)

SNFL has experienced a significant increase in delinquencies and nonperforming assets since 2010, primarily in loans secured by one-to four-family properties and commercial and multifamily loans, in particular due to a $1.2 million commercial real estate loan and two one- to four-family loans of $988,000 and $686,000. 13 Nonperforming Asset Build-up Source: Prospectus. (1) Nonperforming loans include $3.5 million, $2.8 million, $348,000 and $1.1 million in nonperforming TDRs as of March 31, 2012, and December 31, 2011, 2010 and 2009, respectively. There were no nonperforming TDRs as of December 31, 2008 or 2007. 32.9% 42.1% 37.6% 32.7% 48.8% 50.1% 51.5% 40.8% 30.4% 36.5% 67.1% 57.9% 10.9% 26.5% 20.8% 13.4% 0.54 1.01 3.74 2.96 4.00 4.42 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 5.00 $ - $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 12/31/2007 12/31/2008 12/31/2009 12/31/2010 12/31/2011 3/31/20112 NPAs + 90+ PD + Perf. TDRs /Assets (%) NPAs + 90+ PD + Perf. TDRs ($000s) Nonperforming Loans Performing Restructured Loans OREO & Repossessed Assets 90+ Days Past Due NPAs + 90 PD + Perf. TDRs / Assets At December 31, At March 31, 2007 2008 2009 2010 2011 2012 Nonperforming Asset Build-up (Dollars in thousands) Nonperforming Loans (1) 418 $ 1,252 $ 4,747 $ 3,246 $ 6,637 $ 7,729 $ OREO & Repossessed Assets 852 1,724 1,384 2,625 2,821 2,065 Nonperforming Assets 1,270 2,976 6,131 5,871 9,458 9,794 90+ Days Past Due - - - - - - Performing Restructured Loans - - 6,509 4,048 4,135 5,630 NPAs + 90 PD + Performing TDRs 1,270 $ 2,976 $ 12,640 $ 9,919 $ 13,593 $ 15,424 $ NPAs + 90 PD + Perf. TDRs / Assets 0.54% 1.01% 3.74% 2.96% 4.00% 4.42%

14 Asset Quality Trends vs. Appraisal Peers Nonperforming Assets(1) / Assets (%) Nonperforming Loans(2) / Loans (%) SNFL has not been immune to the economic downturn in recent years and as a result, nonperforming assets, provision for loan losses and net loan charge-offs have increased significantly. Reducing these problem assets remains a priority. Source: Prospectus & SNL Financial; data as of 3/31/2012. Note: Peer group shown in appendix. (1) Nonperforming assets consist of nonperforming loans, OREO and repossessed assets and performing TDRs. (2) Nonperforming loans include $3.5 million, $2.8 million, $348,000 and $1.1 million in nonperforming TDRs as of March 31, 2012, and December 31, 2011, 2010 and 2009, respectively. There were no nonperforming TDRs as of December 31, 2008 or 2007. Reserves / Loans (%) Net Charge Offs / Avg. Loans (%) 0.00 0.50 1.00 1.50 2.00 2.50 3.00 3.50 4.00 4.50 5.00 12/31/07 12/31/08 12/31/09 12/31/10 12/31/11 3/31/12 NPAs / Assets (%) SNFL NPAs / Assets (%) Appraisal Peers Median NPAs / Assets (%) 0.00 0.50 1.00 1.50 2.00 2.50 12/31/07 12/31/08 12/31/09 12/31/10 12/31/11 3/31/12 Reserves / Loans (%) SNFL Reserves / Loans (%) Appraisal Peers Median Reserves / Loans (%) 0.00 0.50 1.00 1.50 2.00 2.50 12/31/07 12/31/08 12/31/09 12/31/10 12/31/11 3/31/12 NCOs / Avg. Loans (%) SNFL NCOs / Avg. Loans (%) Appraisal Peers Median NCOs / Avg. Loans (%) 6.00 5.00 4.00 3.00 2.00 1.00 0.00 12/31/07 12/31/08 12/31/09 12/31/10 12/31/11 3/31/12 NPLs / Loans (%) SNFL NPLs / Loans (%) Appraisal Peers Median NPLs / Loans (%)

15 Capital Adequacy vs. Appraisal Peers Equity / Assets (%) Core Capital Ratio (%) SNFL has been running leaner than MHC peers and after completion of the 2nd step conversion, SNFL’s capital position will be more in line with peers. Source: Prospectus & SNL Financial; data as of 3/31/2012. Note: Peer group shown in appendix. Note: Pro forma at midpoint of offering range. Tier 1 Ratio (%) Total Risk-Based Capital Ratio (%) 0.00 4.00 8.00 12.00 16.00 20.00 24.00 12/31/09 12/31/10 12/31/11 3/31/12 Pro Forma Total RBC (%) SNFL Total RBC (%) Appraisal Peers Median Total RBC (%) 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 12/31/09 12/31/10 12/31/11 3/31/12 Pro Forma Core Capital Ratio (%) SNFL Core Capital Ratio (%) Appraisal Peers Median Core Capital Ratio (%) 0.00 4.00 8.00 12.00 16.00 20.00 12/31/09 12/31/10 12/31/11 3/31/12 Pro Forma Tier 1 Ratio (%) SNFL Tier 1 Ratio (%) Appraisal Peers Median Tier 1 Ratio (%) Equity / Assets (%) SNFL Equity/Assets (%) Appraisal Peers Median Equity/Assets (%)

16 Loans Historical Loan Trends Sound Financial has experienced a compound annual loan growth rate of 7.65% since the end of 2007. Loan composition has shifted from consumer oriented loans into increased commercial and multifamily loans. Source: Prospectus Loan Composition 2007-YTD CAGR: 7.65% One - to four - family 32.61% Home equity 12.78% Commercial & multifam. 34.84% Construction & land 6.03% Consumer 9.35% Commercial business 4.40% Loan Type 12/31/07 % of Total 12/31/08 % of Total 12/31/09 % of Total 12/31/10 % of Total 12/31/11 % of Total 3/31/12 % of Total One- to four-family 84,788 $ 38.37% 90,863 $ 30.83% 107,318 $ 36.63% 99,215 $ 33.01% 96,305 $ 31.86% 98,600 $ 32.62% Home equity 45,374 20.53% 54,557 18.51% 50,445 17.22% 44,829 14.91% 39,656 13.12% 38,654 12.79% Commercial & multifam. 25,013 11.32% 48,730 16.53% 72,035 24.58% 93,053 30.96% 106,016 35.07% 105,313 34.84% Construction & land 8,622 3.90% 12,220 4.15% 10,000 3.41% 16,650 5.54% 17,805 5.89% 18,226 6.03% Consumer 46,391 20.99% 70,674 23.98% 35,418 12.09% 32,153 10.70% 29,364 9.71% 28,261 9.35% Commercial business 10,803 4.89% 17,668 6.00% 17,800 6.07% 14,678 4.88% 13,163 4.35% 13,291 4.40% Total Loans 220,991 $ 100.00% 294,712 $ 100.00% 293,016 $ 100.00% 300,578 $ 100.00% 302,309 $ 100.00% 302,345 $ 100.00% Loans($000s) Commercial Business Consumer Construction & land Commercial & multifam. Home equity One-to four-family

17 Deposits Historical Deposit Trends Deposit composition and core deposit levels have remained steady since 2009, illustrating that there is a very stable customer base. Our strategic focus is continuing to emphasize lower cost core deposits to manage the funding costs of our loan growth. Source: Prospectus Note: Core deposits defined as non-certificate or non-time deposit accounts Deposit Composition Noninterest - bearing checking 9.19% Interest-bearing demand 8.17% Savings 7.62% Money market 29.58% Escrow 1.29% Certificates 44.15% Deposit Type 12/31/09 % of Total 12/31/10 % of Total 12/31/11 % of Total 3/31/12 % of Total Noninterest-bearing checking 21,227 $ 7.38% 22,148 $ 7.95% 26,907 $ 8.97% 28,282 $ 9.19% Interest-bearing demand 28,197 9.81% 22,186 7.97% 22,332 7.44% 25,141 8.17% Savings 19,655 6.84% 21,598 7.76% 22,092 7.36% 23,446 7.62% Money market 81,620 28.38% 77,257 27.74% 95,029 31.68% 91,040 29.58% Escrow 977 0.34% 4,922 1.77% 3,669 1.22% 3,971 1.29% Certificates 135,888 47.25% 130,383 46.82% 129,968 43.32% 135,896 44.15% Total Deposits 287,564 $ 100.00% 278,494 $ 100.00% 299,997 $ 100.00% 307,776 $ 100.00% Dollars in Thousands Deposits ($000s) Certificates Escrow Money market Savings interest-bearing demand Noninterest-bearing checking

Experienced management team Successful execution of defined operating strategy and goals: Growth in core deposit base Earnings improvement through continued expense control Loan portfolio growth and diversification Franchise expansion with new branch banking centers Intends to pay quarterly dividends Increased capital position will position SNFL to expand presence in geographic footprint Long-term demographics of the Pacific Northwest are favorable Profitability metrics compare favorably to peers 18 Why Invest in Sound Financial Bancorp?

THANK YOU Sound Financial Bancorp, Inc.

Appendix

Appraisal Peer Comparison (1)

Company Information:				Balance Sheet & Capital:			Profitability:				Asset Quality:				Market:			Dividends:	
	Institution	Ticker	Headquarters	Total Assets ($mm)	TCE / TA (%)	Loans / Deposits (%)	LTM Oper. ROA (%)	LTM Oper. ROE (%)	NIM (%)	Eff. Ratio (%)	NPAs / Assets (%)	NCOs / Avg. Loans (%)	Texas Ratio (%)	LLR / Loans (%)	7/11/12 Stock Price ($)	Market Cap ($mm)	Price / Tang. Book (X)	Current Annual Div. ($)	Div. Yield (%)
	Sound Financial, Inc. (MHC)	SNFL	Seattle, WA	349	8.23	97.71	0.47	5.65	5.23	46.55	4.42	2.13	46.78	1.44	7.75	23	0.56	0.00	0.00
	Pro Forma - At Midpoint	SFBC			10.83												0.63		
1	First Financial Northwest, Inc.	FFNW	Renton, WA	1,037	17.61	91.04	0.31	1.91	3.11	64.64	11.03	1.98	57.92	2.13	8.14	153	0.84	0.00	0.00
2	Timberland Bancorp, Inc.	TSBK	Hoquiam, WA	743	8.95	90.30	0.10	0.85	3.72	73.93	7.14	0.56	71.67	2.24	5.03	35	0.54	0.00	0.00
3	Wayne Savings Bancshares, Inc.	WAYN	Wooster, OH	409	9.26	71.12	0.36	3.74	3.31	75.03	2.88	0.11	27.90	1.94	8.30	25	0.66	0.24	2.89
4	River Valley Bancorp	RIVR	Madison, IN	404	6.94	83.82	0.39	4.73	3.20	78.01	4.43	2.03	57.42	1.25	15.64	24	0.84	0.84	5.37
5	LSB Financial Corp.	LSBI	Lafayette, IN	372	9.90	94.85	0.26	2.55	4.05	62.22	5.59	0.83	49.37	1.76	17.80	28	0.75	0.00	0.00
6	Eagle Bancorp Montana, Inc. (2)	EBMT	Helena, MT	332	16.09	81.30	0.62	3.90	3.71	67.55	1.62	0.12	9.74	0.89	10.10	39	0.73	0.29	2.82
7	Louisiana Bancorp, Inc.	LABC	Metairie, LA	319	18.24	104.98	0.65	3.53	3.16	67.26	0.60	0.22	3.21	0.85	15.76	51	0.88	0.00	0.00
8	Jacksonville Bancorp, Inc. (2)	JXSB	Jacksonville, IL	317	12.91	63.95	1.11	8.29	3.58	71.25	1.41	0.11	12.04	1.95	16.50	32	0.78	0.30	1.82
9	Athens Bancshares Corporation (3)	AFCB	Athens, TN	294	17.14	90.18	0.68	3.84	4.38	71.06	3.16	0.36	17.08	1.91	14.90	39	0.78	0.20	1.34
10	Wolverine Bancorp, Inc. (3)	WBKC	Midland, MI	292	22.35	153.95	0.40	1.86	3.68	61.65	4.47	6.39	18.25	2.50	16.51	41	0.63	0.00	0.00
	Median:			352	14.50	90.24	0.39	3.63	3.63	69.31	3.80	0.46	23.07	1.93			0.77	0.10	0.67
	Average:			452	13.94	92.55	0.49	3.52	3.59	69.26	4.23	1.27	32.46	1.74			0.74	0.19	1.42

Source: Prospectus & SNL Financial; financial data as of 3/31/2011, pricing data as of 7/11/2012.
Note: Pricing for SNFL shown on fully converted basis. Pro Forma at midpoint of offering range
Note: Texas ratio equal to (NPAs + Loans 90 Days PD) / (Tangible Common Equity + Loan Loss Reserves). NPAs include nonaccrual loans, restructured loans and OREO.
(1) Peer group companies selected by independent appraisal firm.
(2) Completed 2nd step conversion since 2010.
(3) Completed standard conversion since 2010.

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